FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: December 18, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

Simplicity, selection and statistics:

CryptoLogic redesigns poker software

CryptoLogic enhances Internet poker experience with appealing design, improved navigation, new choices and more information

December 18, 2006 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, has redesigned its poker software, licensed through its WagerLogic Limited subsidiary. The appealing new design includes enhancements to the main lobby, game tables and tournament lobby, making it easier than ever for players to navigate, select their game and stake level, and access key statistics on the game and their play. Also, players can launch a game of blackjack or—for the first time in the industry—any casino game directly from a poker table or lobby without missing a moment of the action.

“This is an exciting day for CryptoLogic, because we’re taking our award-winning poker software to a new level that offers players more simplicity, selection and statistics!” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s redesigned poker software demonstrates our continued commitment to provide the best entertainment experience available on the Internet – to benefit our customers, their players and our business.”

The main lobby

The improved layout of CryptoLogic’s new main lobby enables players to quickly find the most suitable game, browse updated choices and find detailed information on upcoming games and tournaments. For example, Texas Hold’Em players can quickly find tables at just the right limit, find out who is playing and the size of their chip stack. Or, with a click and a glance players can get information on today’s hottest Internet poker tournaments and how to enter the satellites for each. A new menu bar at the top of the lobby organizes options that players have become used to, such as account, display and customer service information, plus new features like links to the latest licensee-specific poker news and promotions—also available from prominent banner ads in the lobby.

The poker tables

New poker tables display betting action with compelling visuals that highlight fold, check, bet and raise decisions, and enable players to save and view notes made on their competitors. In-depth and instant play information, including current rank and chip stack size, let players compare their table status. An improved “Stats” button provides at-a-glance information on your own actions and overall game statistics, without the need for scrolling. The enhanced tables also incorporate a new pot display and improved hand history details, including a unique “Last 15 Hands” option. Additional features, to be released in January, will enable players to upload individual pictures and icons for identification and display at the table.

The tournament lobby

CryptoLogic has improved the tournament lobby, too. Highlights include new icons that draw attention to special features, summaries and key details of upcoming or ongoing Internet poker tournaments. New options let players confirm information about running time, blind levels, stack sizes and prize pool distribution – including a pop-up window displaying the betting structure and break times. Players can also track their progress with improved lists to help them locate and monitor players from other tables.

Blackjack and casino games

Whether browsing games or tournaments from a lobby or waiting for their turn at a table, players can launch a game of blackjack or any of the 201 CryptoLogic-developed downloadable games in the casino. No other poker room offers the flexibility to play the full breadth of casino games while in the poker environment. CryptoLogic’s award-winning casino offering includes player favourites like the slot version of Bejeweled, the casual game blockbuster, Marvel slots, based on Super Heroes like The Hulk, X-Men and Thor, and Millionaires Club®, which currently offers a world-record online jackpot of approximately $4.9 million.

“From fast action to hot competition—at any level—CryptoLogic’s new software delivers what today’s sophisticated players demand,” said Andy Goetsch, CryptoLogic’s Vice President of Poker Software Development. “It all stems from the core principle that drives CryptoLogic’s poker strategy: knowing the heart of the online player.”

Through WagerLogic Limited, CryptoLogic’s licensing subsidiary, the redesigned poker software is available today at all licensees’ sites, including williamhillpoker.com, interpoker.com, sunpoker.com, pokerplex.com, ukbettingpoker.co.uk, littlewoodspoker.com, classicpoker.com and dtdpoker.com.

According to AJ Slivinski, WagerLogic’s Managing Director, “All of our licensees get the advantage of this major enhancement at once. Soon, players will also be able to enjoy the same poker excitement at our newest licensees, Playboy and Betsafe.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to a blue-chip customer base around the world. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media)
Rick Wadsworth, Director of Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Dan Tisch, ext. 223/dtisch@argylerowland.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.